UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-41587

MultiMetaVerse Holdings Limited

Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

MultiMetaVerse Holdings Limited (“MMV” or the “Company”), an animation and entertainment company for young consumers in China, has received a letter of termination with respect to MMV’s contemplated acquisition of Taomee (the “Letter of Termination”). On September 15, 2023, MMV announced that it had entered into an acquisition agreement (the “Agreement”) to acquire 100% equity in Shanghai Shengran Information Technology Co., Ltd. and associated interests pertaining to all of its consolidated variable interest entities (collectively, the “Target Group,” or “Taomee”). The closing of the Agreement was conditioned upon, among others, MMV’s payment of the transaction consideration in installments within a fixed period of time. MMV received the Letter of Termination from Dongzheng Ruibo (Shanghai) Investment Center (Limited Partnership) and Orient TM Ruibo Limited (each a “Seller”, and collectively, the “Sellers”) terminating the Agreement citing MMV’s inability to pay the consideration within the agreed timeline pursuant to the Agreement.

MMV believes that the Target Group is a valuable asset with synergy to the Company, and intends to further pursue the transaction contemplated under the Agreement. MMV continues to engage the Sellers in negotiation regarding the acquisition of Taomee and is optimistic of the possibility of resuming the transaction when MMV secures sufficient funding for closing. In furtherance of this effort, MMV is actively seeking financing opportunities with institutions and private investors. In particular, MMV has entered into a share subscription agreement with Eagle Creek LP with a total proceed of US$15,000,000. MMV’s management is committed to raising additional funds in an effort to close the transaction.

On November 29, 2023, the Company issued a press release announcing the above updates related to the Taomee transaction. A copy of the press release regarding the transaction updates is attached hereto as Exhibit 99.1.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2023

MultiMetaVerse Holdings Limited

	By:	/s/ Yiran Xu
		Name:	Yiran Xu
		Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 29, 2023

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